EXHIBIT 10.27

July 9, 2018

Doug Miller [Address]

Dear Doug:

We are delighted that you will be joining Cars.com. We are confident that as part of our team, you will help us achieve our goal to be the No. 1 digital automotive marketplace for car buyers and sellers.

In your role of Chief Revenue Officer, you will report to me and we hope you can start by August 1, 2018. Your annualized base compensation in this exempt position, as agreed, will be $400,000. You will be eligible for an annual performance bonus (known as our Short-Term Incentive Plan or “STIP) calculated at 110% of your actual base earnings each year. You will also be eligible to participate in our comprehensive benefits package including 4 weeks annual vacation time, prorated based on start date.

We are also recommending you for a grant of Cars.com Restricted Stock Units (“RSUs”) and Performance Based Restricted Stock Units (“PSUs”). The value of the that grant is $308,333 which reflects the sum of a one-time new hire grant of $100,000 and a pro-rated annual grant of $208,333; split 50% RSUs and 50% PSUs. The number of RSUs and PSUs you receive will be rounded to the nearest whole share based on the closing price of Cars.com stock on the grant date. In future years, your target equity award will be 125% of annual base salary. As a result, your annual compensation package, pending the achievement of individual performance, company performance and vesting would sum to approximately $1,340,000.

Any grant is not official until it is formally authorized by the Compensation Committee of our Board of Directors in accordance with our normal grant process, which is typically quarterly. You will need to accept an award agreement to receive. The RSUs granted will vest at 25% per year over 4 years commencing on the actual date of grant. The PSUs will be based on achievement of Performance Measures established by the Company and vest over 3 years.

These incentive plans may be amended or terminated at any time and for any reason. Also, your final award values are based on the Company’s and your performance and applicable guidelines, which may be changed at any time.

To offset relocation expenses, you will receive a one-time special bonus in the gross amount of $100,000, subject to applicable taxes. This will be payable as soon as administratively possible after your relocation; we expect your relocation to occur within 1 year of your start date. In the event that you voluntarily terminate employment, or you are terminated for cause within 12 months of the date the special bonus is paid, you will be required to repay 100% of the bonus amount to Cars.com.

You will receive an email from Cars.com Onboarding containing a link with log-in credentials for our onboarding website, Greenhouse Onboarding. This site will further and guide you through the process of completing your new hire paperwork prior to your first day, as well as give you the opportunity to learn more about our business. Upon receipt of your log-in credentials, please begin work on your task list. Within that list, are instructions for uploading your signed offer letter and Restrictive Covenant Agreement. Please complete this at your earliest opportunity.

Doug, we recognize that we will achieve success only by attracting and retaining the finest talent available. We are confident that you will find your work with Cars.com personally and professionally rewarding and that you will play a vital role in contributing to our future success.

Congratulations and welcome,

Alex Vetter

Chief Executive Officer